UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

KSOP Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – Schedule of Assets (Held at End of Year) and line 4a – Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 22, 2010

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Participant directed investments at fair value:
Registered investment company funds	$11,876,135	9,069,989
Heritage Financial Corporation common stock	5,263,002	3,145,191
Money market funds	120,921	31,327
Participant loans	63,611	37,193

	17,323,669	12,283,700

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	520,884	2,201,092
Money market funds	—	115,950

	520,884	2,317,042

Total investments	17,844,553	14,600,742
Receivables:
Employer contributions	217,772	300,116
Participant contributions	1	—

Total receivables	217,773	300,116

Total assets	18,062,326	14,900,858

Liabilities:
Loan payable to Heritage Financial Corporation	422,580	537,576
Accounts payable and other	6,043	32,835
Excess deferrals	7,131	—

Total liabilities	435,754	570,411

Net assets available for benefits	$17,626,572	14,330,447

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Investment income:
Net appreciation in fair value of investments	$2,341,987
Interest	7,144
Dividends	274,745

2,623,876

Contributions:
Participant salary deferrals	827,455
Participant rollovers	33,488
Employer	463,038
ESOP loan payments	152,491

1,476,472

Total	4,100,348

Deductions:
Benefits paid to participants	670,387
Administrative expenses	92,554
Interest expense	41,282

Total deductions	804,223

Net increase	3,296,125

Net assets available for benefits, beginning of year	14,330,447

Net assets available for benefits, end of year	$17,626,572

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Employee Stock Ownership Plan (KSOP) Committee, which consists of certain officers and employees of the Company. Wilmington Trust Company serves as the Custodian, certain officers of the Company serve as Trustees of the Plan and RBC Wealth Management serves as the investment advisor.

(b)	Eligibility

Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.

(c)	Contributions

Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. These limitations include a dollar limitation ($16,500 for 2009 and $15,500 for 2008) and discrimination testing limitations. Additionally, participants over age 50 may make catch-up contributions up to the applicable dollar limitation ($5,500 for 2009 and $5,000 for 2008). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are subject to discrimination limitations.

2)	required profit sharing contribution of 2% of the participant’s eligible compensation.

3)	discretionary profit sharing contributions beyond the required 2% contribution.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

4)	discretionary Employee Stock Ownership Plan (ESOP) allocation of Company Stock, determined based on the current year ESOP loan principal and interest repayments. See note 3 for additional discussion.

No Company discretionary profit sharing contribution was made with respect to the 2009 year.

The following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Non-ESOP Employer contributions to the Plan are invested as directed by the employee.

•	ESOP contributions are employer directed and initially invested in Heritage Financial Corporation common stock. Participants may elect to diversify these investments as permitted under the Plan.

•

Participants, who are not credited with at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an allocation of non-matching Company profit sharing or ESOP contributions for that year except in the event of the participant’s death, disability or retirement.

During 2009, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s elective (401(k)) contributions and allocations of the Company’s contributions (including Company stock attributable to repayments of the ESOP loan) and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily based on quoted market prices.

(e)	Vesting

Participants are always vested in their 401(k) contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age), with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, a participant may direct his or her 401(k) contributions in 1% increments among eleven registered investment company funds, one money market fund, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.

(g)	Payment of Benefits

No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).

Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make 401(k) contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Company contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan Year regardless of the participant’s age.

The Plan has the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.

(h)	Diversification

Participants may diversify their employer contributions daily among all of the investment options in the Plan from time to time, including the Company stock fund.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. At December 31, 2009 and 2008, forfeited non-vested accounts approximated $0 and $8,000, respectively. Forfeitures used to reduce employer contributions during 2009 were approximately $29,000.

(k)	Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan, taking into account loans made from any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably semi-monthly through payroll deductions. The interest rate on outstanding loans as of December 31, 2009 ranged from 3.25% to 4.00% and the loans mature through October 2014.

(l)	Administrative Expenses

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. The Company may also pay administrative expenses.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into money market funds, various registered investment company funds, and Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, including but not limited to interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

securities and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock in the ESOP fund are valued at quoted market prices. The Company stock fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price of the stock on the NASDAQ National Market System plus cash equivalent position held, if any). Participant loans are valued at fair value and money market funds are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2009 and 2008, assets allocated to withdrawing participants totaled $0 and $2,127, respectively.

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a loan from the Company and the Plan holds the stock in a trust established under the Plan. The loan is to be repaid over a period of 15 years funded by Company contributions to the trust fund. The Company stock acquired with the ESOP loan are held in a suspense account under the Plan pending repayment of the loan.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. Each year, as the Plan makes payments of principal and interest, an appropriate percentage of stock released from the suspense account in accordance with applicable regulations under the IRC, and allocated to participants, generally on a pro rata basis based on annual compensation.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The unallocated shares of Company stock collateralize the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets are summarized as follows and represent a component of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	2009		2008
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$2,004,756	393,309	1,738,042	463,050
Cash	148	—	36,185	31
Employer contributions	2,052	—	—	—
Forfeitures	—	—	(5,097)	—
Pending transfers	(486)	(2,753)	(1,527)	—
Loan payable to Heritage
Financial Corporation	—	(422,580)	—	(537,576)

Net ESOP assets (liabilities)	$2,006,470	(32,024)	1,767,603	(74,495)

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2009
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net appreciation in fair value of investments	$185,725	55,056
Interest and dividends	14,191	3,781
Loan payments	—	152,491
Shares released	127,575	(127,575)
Other	82
Fund transfers/stock diversifications	(80,553)	—
Distributions to participants	(7,983)	—
Administrative expense	(170)	—
Interest expense	—	(41,282)

Net increase	238,867	42,471
Net assets, beginning of year	1,767,603	(74,495)

Net assets, end of year	$2,006,470	(32,024)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and is repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2010	125,161
2011	136,223
2012	148,264
Thereafter	12,932

Total	$422,580

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2009	2008
Heritage Financial Corporation common stock	$5,783,886	5,346,283
American Funds EuroPacific	886,869	—
American Funds Growth Fund R4	1,724,634	1,032,850
Baron Small Cap	1,533,367	1,039,921
Pimco Total Return Admin	2,574,505	2,050,110
Frank Russell Money Market Fund	1,828,045	2,075,018
Van Kampen Growth & Income	964,740	—

The Plan’s investments appreciated during the year ended December 31, 2009 as follows:

Registered investment company funds	$1,762,281
Common stock	579,706

$2,341,987

(5)	Fair Value Measurements

Fair value is measured in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three levels are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

Level 2	Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities: in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the plan at year-end,

Participant loans: Value is based on the present value of discounted cash flows.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at estimated fair value
	Level I	Level II	Level III	Total
Participant-directed investments:
Registered investment company:
Equity	$7,473,585	$—	$—	$7,473,585
Fixed income	4,402,550	—	—	4,402,550
Heritage Financial Corporation common stock	5,263,002	—	—	5,263,002
Money market funds	120,921	—	—	120,921

Total participant-directed investments:	17,260,058	—	—	17,260,058

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	520,884	—	—	520,884
Money market funds	—	—	—	—

Total nonparticipant-directed investments:	520,884	—	—	520,884

Participant loans	—	—	63,611	63,611

Total investments	$17,780,942	$—	$63,611	$17,844,553

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at estimated fair value
	Level I	Level II	Level III	Total
Participant-directed investments:
Registered investment company:
Equity	$4,810,417	$—	$—	$4,810,417
Fixed income	4,259,572	—	—	4,259,572
Heritage Financial Corporation common stock	3,145,191	—	—	3,145,191
Money market funds	31,327	—	—	31,327

Total participant-directed investments:	12,246,507	—	—	12,246,507

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	2,201,092	—	—	2,201,092
Money market funds	115,950	—	—	115,950

Total nonparticipant-directed investments:	2,317,042	—	—	2,317,042

Participant loans	—	—	37,193	37,193

Total investments	$14,563,549	$—	$37,193	$14,600,742

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Level III
Participant loans
Balance, beginning of year	$37,193
Purchases, sales, issuances and settlements (net)	26,418

Balance, end of year	$63,611

(6)	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan will be submitted to the IRS for a determination letter in accordance with the appropriate reporting cycle.

(8)	Related-Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and money market funds are held by Wilmington Trust Company, the Custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2009, the Plan paid Wilmington Trust Company $9,256 for services as custodian of the Plan assets. For the year ended December 31, 2009, the Plan paid approximately $83,000 to other service providers that are defined as a Party in Interest under ERISA.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(9)	Subsequent Events

Subsequent events have been evaluated through June 22, 2010, the date the financial statements were issued.

(10)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$17,626,572	14,330,447
Amounts allocated to withdrawing participants	—	(2,127)

Net assets available for benefits per Schedule H of Form 5500	$17,626,572	14,328,320

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2009
Benefits paid to participants per the financial statements	$670,387
Less amounts allocated to withdrawing participants at end of prior year	(2,127)
Add amounts allocated to withdrawing participants at year-end	—

Benefits paid to participants per Schedule H of Form 5500	$668,260

(11)	Delinquent Contributions

The Company remitted one loan payment after the date required during 2008 by the Department of Labor. The Company has determined the amount of lost earnings and contributed the amount to the participant’s account during 2009.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Participant directed investments:
	Registered investment company funds:
	Allianz NFJ Small Cap Value Fund Class A	22,447 shares	$520,553
	American Funds Europac R4	23,512 shares	886,869
	American Funds Growth Fund R4	63,616 shares	1,724,634
	American Capital World G&I-4	4,369 shares	148,637
	Aston Optimum Mid Cap Fund	3,582 shares	93,442
	Baron Small Cap Fund	79,614 shares	1,533,367
	DFA Emerging Markets Value Fund	2,527 shares	79,458
	Davis NY Venture A	22,380 shares	693,320
	Pimco Total Return Admin Fund	238,380 shares	2,574,505
	Frank Russell Money Market Fund	1,828,045 shares	1,828,045
	Vanguard 500 Index Fund	8,070 shares	828,565
	Van Kampen Growth	55,830 shares	964,740
*	Heritage Financial Corporation common stock	502,925 shares	5,263,002
	Schwab Unitized Fund cash	100,355 units	100,355
	Schwab cash	20,566 units	20,566
*	Participant loans	Interest rates of 3.25% – 4.00%, maturing through October 2014	63,611

			17,323,669
	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	37,800 shares	520,884

			$17,844,553

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions including rate of interest	Amount on line 4a	Lost interest
Heritage Financial Corporation	Plan Sponsor	One loan repayment not deposited to the trustee in a timely manner during 2008. Lost earnings were contributed to the participant’s account during 2009.	$399.79	$1.98

See accompanying report of independent registered public accounting firm.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009

Notes to Financial Statements

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Line 4a – Schedule of Delinquent Participant Contributions

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2010	HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(Name of Plan)

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer